UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

OMB APPROVAL
OMB Number:	3235-0080
Expires:	February 28,2009
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-16023

UNIVERSITY BANCORP, INC. NASDAQ CAPITAL MARKET
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2015 Washtenaw Avenue, Ann Arbor, 48104 (734)741-5858
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, Par Value, $0.01 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR240.12d2-2(a)(1)

☐ 17 CFR240.12d2-2(a)(2)

☐ 17 CFR240.12d2-2(a)(3)

☐ 17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒        Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, University Bancorp, Inc. , (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 31, 2008	Stephen Lange Ranzini By: /s/Stephen Lange Ranzini	Chief Executive Officer
Date	Name	Title

1   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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